Form 51-102F3
MATERIAL CHANGE REPORT

Item 1.                 Name & Address of Company

Eurasian Minerals Inc. (the “Company”)
Suite 300 - 570 Granville Street
Vancouver, British Columbia
V6C 3P1

Item 2.                 Date of Material Change

March 21, 2011

Item 3.                 News Release

A press release dated March 21, 2011 was issued to the British Columbia and Alberta Securities Commission, the TSX Venture Exchange and through the facilities of Marketwire via Canadian Timely Disclosure.

Item 4.                 Summary of Material Change

The Company announces the completion of the final tranche of its CAD $17.875 million private placement by the sale of 3,039,000 units for proceeds of CAD $9,876,750. Each unit, priced at CAD $3.25, consisted of one common share and one-half of one common share purchase warrant.

Item 5.                 Full Description of Material Change

Item 5.1              Full Description of Material Change

Please refer to the press release of the Company disseminated on March 21, 2011, attached hereto.

Item 5.2              Disclosure for Restructuring Transactions

Not applicable

Item 6.                 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.                 Omitted Information

None.

Item 8.                 Executive Officer

The following executive officer of the Company is knowledgeable about the material change and this report:

Valerie Barlow, Corporate Secretary
Phone: 604-688-6390
Email: valerie@eurasianminerals.com

Item 9.                 Date of Report

March 21, 2011

Eurasian Minerals Inc.

Eurasian Minerals Completes Final Tranche
of CAD $17.875 Million Private Placement

Vancouver, British Columbia, March 21, 2011 (TSX Venture: EMX) – Eurasian Minerals Inc. (the “Company” or “EMX”) is pleased to announce the completion of the final tranche of its CAD $17.875 million private placement by the sale of 3,039,000 units for proceeds of CAD $9,876,750. Each unit, priced at CAD $3.25, consisted of one common share and one-half of one common share purchase warrant. Each full warrant entitles the warrant holder to purchase one additional common share of EMX until March 18, 2013 at a purchase price of CAD $4.00.

The Company issued to finders a total of 126,920 units (being 5% of the number of units issued to investors introduced by finders) and 126,920 finder warrants (being 5% of such units). Each finder warrant is exercisable for two years to acquire one common share for CAD $3.50.

The shares, including the shares issuable on exercise of warrants, are subject to restrictions on transfer until July 19, 2011.

For further information contact:

David M. Cole	Valerie Barlow
President and Chief Executive Officer	Corporate Secretary
Phone: (303) 979-6666	Phone: (604) 688-6390
Email: dave@eurasianminerals.com	Email: valerie@eurasianminerals.com
Website: www.eurasianminerals.com

Neither TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.